

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 20, 2015

Benjamin W. Hulburt
Chief Executive Officer
Eclipse Resources Corporation
2121 Old Gatesburg Road, Suite 110
State College, Pennsylvania 16803

> **Re: Eclipse Resources Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Response dated May 6, 2015**
> **File No. 1-36511**

Dear Mr. Hulburt:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Business and Properties, page 1

Oil and Natural Gas Data, page 6

Proved Reserves Additions and Revisions, page 9

1.   Your response to prior comment 2 states that technical revisions to your proved undeveloped reserves ("PUDs") were primarily due to the removal of certain locations that were no longer in your future development plan due to "lower expected economic attractiveness." Please provide us with an analysis comparing the economics of the removed PUDs to the PUDs recorded during 2014 as extensions and discoveries.

Proved Undeveloped Reserves (PUDs), page 10

2.   Your response to prior comment 4 indicates that approximately 28% of your PUDs will be converted during the fiscal years ended December 31, 2015 and 2016 based on your revised capital expenditure plan. In light of the low commodity price environment, please tell us why you increased the percentage of PUDs you intend to drill during the next two fiscal years. As

part of your response, please tell us how your development plans will change if commodity prices do not improve. In addition, please tell us about your plans to finance your development budget through December 31, 2016 considering other items requiring your capital resources. Refer to Rule 4-10(a)(26) of Regulation S-X.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 55

Factors That Significantly Affect Our Financial Condition and Results of Operations, page 56

3.   Your response to prior comment 8 states that you will likely not increase your level of proved reserves through extensions and discoveries as much as you would likely have done had your budgeted capital expenditures remained unchanged. However, disclosure in your Form 10-Q for the period ended March 31, 2015 states that you expect to continue to increase your proved reserves through further extensions and discoveries as you develop your acreage position. Please revise your disclosure to more clearly explain how revisions to your capital budget for 2015 are expected to impact reserve additions from extensions and discoveries.

4.   Based on your revised capital budget, we note that the number of wells scheduled to be drilled and the quantity of PUDs to be converted is now more heavily weighted to year 5 of your development schedule (i.e., the fiscal year ended December 31, 2019). Please tell us how you decided to defer the drilling of these wells to year 5 and tell us whether these locations have similar economics to the wells scheduled for earlier years.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Donald Delaney, Staff Accountant, at (202) 551-3863 or Ethan Horowitz, Branch Chief, at (202) 551-3311 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director